News Release	TSX, AMEX Symbol: NG

NovaGold Shareholders Overwhelmingly Reject Barrick Hostile Takeover Bid

NovaGold will host a conference call for shareholders today at 4:00 PM EST (1:00 PM PST)
Dial in at 1-800-769-8320 or 416-695-5261 or view the webcast at www.novagold.net

The call will also be archived on NovaGold’s website and available for replay by calling
1-888-509-0081 or 416-695-5275, using passcode 634962

November 8, 2006 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX: NG, AMEX: NG) announced today that its shareholders have overwhelmingly rejected a hostile takeover bid from Barrick Gold Corporation (TSX: ABX, NYSE: ABX), which was today extended for the fifth time to 11:59 PM Toronto time on November 21, 2006.

“After almost four months, four extensions and one token increase in the offer price, Barrick has persuaded the holders of only 19% of NovaGold shares on a fully diluted basis to tender to its undervalued and inadequate bid,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “Management and the Board remain focused on building shareholder value. Our shareholders recognize that Barrick’s bid does not represent full value for the Company’s current strategic assets and growth potential.

“Barrick’s minimum tender condition is 50.1% of the shares on a fully diluted basis. Barrick said NovaGold shareholders had a decision to make on November 7th. The holders of 81% of NovaGold shares made the decision that US$16 is not enough.”

NovaGold has achieved a number of significant milestones since the bid was announced, which management believes have not been reflected in the current share price because of the outstanding takeover bid.

  Completed final Feasibility Study at Galore Creek, adding substantial gold and copper reserves

  Increased resource estimates at three of the Company’s projects

  Received permits and started construction at Rock Creek mine in Nome, Alaska

NovaGold management believes its share price does not fully reflect the 20% to 30% increase in the gold and copper stock indexes since the July and October market lows. In addition, with our experienced project development team already in place, the Company has major value-adding milestones targeted for the next few quarters that should demonstrate why NovaGold is undervalued at current share price levels, including:

  Finalize selection of a financing partner for Galore Creek and obtain Board approval for start of construction, upon receipt of permits

  Release results from the 2006 drilling programs at Donlin Creek and Galore Creek, which should increase the resource estimates at both projects as Inferred Resources are converted to Measured and Indicated

  First gold production at Rock Creek mine in mid-2007, transitioning NovaGold from developer to producer

  Continue legal action to assert NovaGold’s 70% ownership of Donlin Creek and its legal rights under its joint venture agreement with Barrick

Barrick’s Bid Does Not Reflect NovaGold’s True Value

On October 30, 2006, NovaGold’s Board of Directors recommended that shareholders reject Barrick’s amended bid for US$16.00 in cash per share. In arriving at its recommendation, which was described in detail in the Notice of Change to the Directors’ Circular (available at www.sec.gov, www.sedar.com and on NovaGold’s website at www.novagold.net), the Board of Directors considered a number of factors, including:

  NovaGold’s proven track record of growth

  The bid is at a discount to the Company’s pre-bid share price highs

  The value of NovaGold’s world-class mineral projects and its growth potential

  The value the bid places on NovaGold’s gold reserves and resources is substantially less than the value of recent comparable development-stage transactions

  The bid does not reflect the value of NovaGold’s 70% interest in the Donlin Creek project, and the likelihood that Barrick will fail to meet the requirements to earn an additional 40% interest in the project

  The bid does not reflect adequate value for NovaGold’s substantial copper reserves and resources

  The bid does not reflect an adequate premium for control of NovaGold

  The written opinions from financial advisors that, as of the date of such opinions and based upon and subject to the assumptions, limitations and qualifications stated in their respective opinions, the consideration under the amended Barrick bid was inadequate from a financial point of view to NovaGold’s shareholders

  The bid deprives shareholders of the potential for near-term enhancement of the value of their shares, since NovaGold intends to achieve significant milestones in the months ahead

Shareholders who have tendered may withdraw their shares until Barrick’s extended bid expires. Shareholders who wish to withdraw their tendered shares can contact Innisfree M&A Incorporated for assistance toll-free at 1-877-750-5837 or collect at 212-750-5833.

About Barrick’s Extended Unsolicited Takeover Bid for NovaGold

Barrick’s hostile takeover bid has been extended for a fifth time to 11:59 PM Toronto time on November 21, 2006, with no increase to the amended offer of US$16.00 per share in cash. On October 30, 2006, based on the recommendation of the Special Committee, NovaGold’s Board of Directors unanimously recommended that shareholders reject Barrick’s hostile bid to acquire all of the outstanding shares of NovaGold and approved a Notice of Change to its Directors’ Circular containing its recommendation to NovaGold shareholders. The Board determined that Barrick’s US$16.00 per share bid is inadequate and significantly undervalues NovaGold’s world-class gold and copper projects and the Company’s growth potential.

Shareholders are urged to read the August 12, 2006 Directors’ Circular and Solicitation/ Recommendation Statement on Schedule 14D-9, the Notices of Change to the Directors’ Circular dated August 24, 2006 and October 30, 2006, and any amendments thereto when they become available, because they will contain important information. The Directors’ Circular, the Notices of Change to the Directors’ Circular and Solicitation/Recommendation Statement have been, and any future amendments will be, filed with the U.S. Securities and Exchange Commission and are available free of charge at www.sec.gov. The Directors’ Circular and Notices of Change to the Directors’ Circular and any amendments will also be available at www.sedar.com. In addition, these materials may be obtained free of charge from NovaGold by directing a request to NovaGold’s corporate secretary at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227. Other reports filed by or furnished to the U.S. or Canadian securities regulatory authorities by NovaGold may also be obtained free of charge at www.sec.gov, www.sedar.com or from NovaGold’s corporate secretary. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

About NovaGold

NovaGold is one of the fastest growing gold and copper companies in the industry. The Company owns 70% of the Donlin Creek gold project in Alaska and 100% of the Galore Creek copper-gold project in British Columbia, two of the world’s largest gold and copper deposits. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

Cautionary Note Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding future developments in Barrick’s tender offer for all of the outstanding shares of NovaGold’s capital stock; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; and NovaGold’s future operating or financial performance and future share prices, are forward-looking statements. Information concerning mineral reserve and resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in litigation, including litigation concerning Barrick and the Donlin Creek property, Pioneer Metals Corporation and the Galore Creek property; uncertainties arising out of Barrick’s management of the Donlin Creek property and disagreements with Barrick with respect thereto; uncertainties about the conduct of Barrick’s tender offer, including any future modifications to the terms of Barrick’s tender offer; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties; the need to obtain additional financing to develop properties; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals for Galore Creek and other projects; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” in NovaGold’s Directors’ Circular and Notices of Change to the Directors’ Circular under the heading “Risk Factors” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission.

Cautionary Note Concerning Resource Estimates

This press release, NovaGold’s Directors’ Circular and Notices of Change to the Directors’ Circular and other information released by NovaGold use the terms “reserves”, “proven reserves”, “probable reserves”, “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred Resources are in addition to Measured and Indicated Resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release, NovaGold’s Directors’ Circular and the Notices of Changes to the Directors’ Circular, or released by NovaGold in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and any reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

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Contacts

Investors:

Greg Johnson
Vice President, Corporate Communications and
Strategic Development

(604) 669-6227 or 1-866-669-6227
Don MacDonald, CA
Senior Vice President & CFO
(604) 669-6227 or 1-866-669-6227

Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833	Media: John Lute / Peter Aterman Lute and Company (416) 929-5883 Matt Sherman / Jamie Moser Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449